
200F=RzMR7FxMtYp+

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PFL-0681 12.2.12 | LSW holls0cm | 07-Jul-2017 13:30 EST | | 370571 TX 16 | 46* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

investment vehicle or other arrangement) of securities, instruments or assets of multiple portfolio issuers, such investment for purposes of the foregoing limitation will be deemed to be multiple investments in such underlying securities, instruments and assets and not the particular vehicle, product or other arrangement in which they are aggregated).

- Any investment in excess of $300 million requires the approval of a majority of our independent directors.

These investment guidelines may be amended, supplemented or waived pursuant to the approval of our board of directors (which must include a majority of our independent directors) from time to time, but without the approval of our stockholders.

Recent Developments

The information in this section, and elsewhere in this prospectus, as of June 30, 2017 is preliminary and subject to change.

Our Portfolio

***Closed Origination*s**

During the three months ended March 31, 2017, we originated five first mortgage loans, including two non-consolidated senior interests, and two mezzanine loans with an aggregate commitment amount of $343.4 million, an aggregate initial funding amount of $194.8 million, an aggregate deferred funding commitment of $57.1 million, a weighted average credit spread of LIBOR plus 5.6%, a weighted average term to extended maturity of 4.9 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 63.6%. These loans were funded with a combination of cash on hand, borrowings of approximately $129.0 million under our secured revolving repurchase facilities and note-on-note financing arrangements and the sale of non-consolidated senior interests of $91.5 million.


200F=RzMR7FxisHHt

PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PFL-0681 12.2.12 | LSWholls0cm | **07-Jul-2017 13:30 EST** | **370571 TX 17** 65*

PROSPECTUS | | NYM | **21-Jun-2017 06:25 EST** | **COMP** | PS PMT 1C

During the three months ended June 30, 2017, we originated three first mortgage loans with an aggregate commitment amount of $332.4 million, an aggregate initial funding amount of $283.1 million, an aggregate deferred funding commitment of $49.3 million, a weighted average credit spread of LIBOR plus 3.9%, a weighted average term to extended maturity of 4.3 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 66.8%. These loans were funded with a combination of cash on hand and borrowings of approximately $154.5 million under our secured revolving repurchase facilities. With respect to one of these loans, we expect to borrow approximately $60.9 million under one of our secured revolving repurchase facilities, although there can be no assurance that this borrowing will occur in the size contemplated, or at all.

During the three months ended June 30, 2017, we purchased four CMBS investments with an aggregate face amount of $59.6 million and a weighted average yield to final maturity of 2.1%. Two of the CMBS investments with an aggregate face amount of $19.8 million had a rating of AAA/AAA. The remaining two CMBS investments with an aggregate face amount of $39.8 million are bonds supported by project loans that are backed by the full faith and credit of the U.S. Treasury. These investments were funded with a combination of cash on hand and borrowings of $18.4 million.

Repayments

During the three months ended June 30, 2017, we received principal repayments totaling $762.7 million with respect to ten first mortgage loans that were repaid in full. The weighted average credit spread of these loans, based on unpaid principal balance at the time of repayment in full, was 5.3%. Proceeds from these loan repayments were utilized to retire approximately $359.1 million of borrowings under our CLO and approximately $184.3 million of borrowings under our secured revolving repurchase facilities. Amounts so repaid under our secured revolving repurchase facilities create additional borrowing capacity for new loan originations, subject to approval rights reserved to our lenders. The difference between aggregate loan repayments in full and aggregate repayments under our borrowing arrangements of approximately $219.3 million represents cash available to us to fund new loan investments. Additionally, we received partial repayments of $39.7 million in connection with ten loans with a weighted average credit spread of 5.0%.

During the three months ended June 30, 2017, we received principal repayments totaling $28.0 million, consisting of $71,000 in partial repayments and $27.9 million in repayments in full, in connection with four CMBS investments. Proceeds from these repayments were utilized to retire $19.2 million of borrowings under our secured revolving repurchase facilities. The difference between aggregate CMBS repayments and repayments under our secured revolving repurchase facilities of approximately $8.8 million represents cash available to us to fund new investments.

Portfolio Composition

Our loan portfolio was broadly diversified by property type as of March 31, 2017 and May 31, 2017:

As of March 31, 2017		As of May 31, 2017	
Property Type	**% of Commitments**	**Property Type**	**% of Commitments**
Office	26.2%	Office	26.8%
Hotel	25.8%	Condominium	25.8%
Condominium	24.1%	Hotel	19.8%
Multifamily	10.2%	Mixed-Use	10.1%
Retail	6.1%	Multifamily	7.6%
Industrial	3.7%	Retail	6.6%
Mixed-Use	3.6%	Industrial	2.9%
Other	0.3%	Other	0.3%
Total	100.0%[1]	Total	100.0%[1]

(1) Amounts may not sum to 100% due to rounding.

17



200F=RzMR7G1BR!HZ

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PFL-0681 12.2.12 | LSW holls0cm | 07-Jul-2017 13:39 EST | | 370571 TX 18 | 8* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

Our Loan Origination Pipeline

As of June 30, 2017, our loan origination pipeline consisted of 41 potential new commercial mortgage loan investments representing anticipated total loan commitments of approximately $3.8 billion. We are in various stages of our evaluation process with respect to these loans. We are reviewing but have not yet issued term sheets with respect to 29 of these potential loans. We have issued term sheets with respect to seven of these potential loans comprising $629.9 million of loan commitments which have not been executed by the potential borrowers. There can be no assurance that we will enter into definitive documentation with respect to any of these loans.

As of June 30, 2017, in connection with five loans representing $494.2 million of anticipated loan commitments, prospective borrowers have executed non-binding term sheets, entered into a period of exclusivity with us with respect to the proposed loans, and paid to us expense deposits to cover the direct costs of our due diligence and underwriting process. These five potential loan investments have the following attributes, in the aggregate: $494.2 million of loan commitments; $424.9 million of estimated initial funding amount; an estimated LTV of 71.0%; and an expected weighted average credit spread of LIBOR plus 4.2%. We are currently completing our underwriting and negotiating definitive loan documents for each of these five potential loan investments. These five potential loans remain subject to satisfactory completion of our underwriting and due diligence, definitive documentation and final approval by our Manager's investment committee. As a result, no assurance can be given that any of these five potential loans will close on the anticipated terms or at all. We intend to fund these five potential loans using capacity under our existing secured revolving repurchase facilities, existing cash and, depending upon the timing of closing, uncalled capital commitments, net proceeds from loan repayments, or net proceeds from this offering.

Debt Financing Arrangements

On June 8, 2017, we closed an amendment to our existing secured revolving repurchase facility with Wells Fargo Bank, National Association, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is May 2021. Additionally, on June 12, 2017, we closed an amendment to our existing secured revolving repurchase facility with Goldman Sachs Bank USA, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is August 2019.

We are currently negotiating an amendment to our existing secured revolving repurchase facility with Morgan Stanley Bank, N.A., an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $500 million from $250 million. The initial maturity of this facility is May 2019 and can be extended by us for additional one year periods, subject to approval by the lender. The number of extension options is not limited by the terms of this facility. We have not received a commitment to amend this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement to amend the facility upon the terms contemplated or other terms, or at all.

We have executed a term sheet and are completing documentation with Bank of America, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of up to $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with Citibank, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.


200F=RzMR7FzRVNH(

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PFL-0681 12.2.12 | LSW holls0cm | 07-Jul-2017 13:33 EST | 370571 TX 19 | 53* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST COMP | PS PMT 1C |

Cash Dividends

On April 25, 2017, we paid a dividend of $21.3 million, or $0.5425 per share, to our Class A common and common stockholders of record as of March 31, 2017 (the declaration date) with respect to the first quarter of 2017.

On June 30, 2017, we declared a dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017. Accordingly, investors in this offering will not be entitled to receive this dividend.

Drawdown of Equity Capital Commitments

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of our stock using the undrawn portion of their capital commitments will terminate upon the completion of this offering.

Other Balance Sheet Information

As of June 30, 2017:

- the approximate aggregate unpaid principal balance of our loan portfolio was $2.2 billion and we had approximately $502.7 million of unfunded loan commitments;

- the approximate weighted average credit spread of our loan portfolio was 5.09%;

- the approximate weighted average LTV of our loan portfolio was 60.2%;

- we had cash and cash equivalents of approximately $201.0 million;

- there have been no loan impairments or loan loss reserves recorded since March 31, 2017, and there have been no material changes in our loan risk ratings since March 31, 2017; and

- the approximate unpaid principal balance of borrowings used to finance our loan portfolio was approximately $1.6 billion, comprised of:

  - CLO borrowings of $167.3 million;

  - borrowings under our secured revolving repurchase facilities of approximately $1.1 billion; and

  - borrowings under note-on-note financing arrangements of $238.4 million.

Stock Dividend

On July 3, 2017, we declared a stock dividend that will result in the issuance of 9,224,268 shares of our common stock and 230,815 shares of our Class A common stock. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Accordingly, investors in this offering will not be entitled to receive this stock dividend.



200F=RzMR7F#mjrpV

| **PROJECT BARTON (TPG)** | Donnelley Financial | VDI-W7-PFL-0681 12.2.12 | LSW holls0cm | **07-Jul-2017 13:36 EST** | | **370571 TX 20** | 46* |
| **PROSPECTUS** | | | NYM | **21-Jun-2017 06:25 EST** | **COMP** | PS PMT | 1C |

Preliminary Estimate of Book Value Per Share

As a result of our operating activities during the three months ended June 30, 2017, including our closed loan originations and repayments described above under "—Our Portfolio—Closed Originations" and "—Repayments," and based on our management's expectation that our operating results for the three months ended June 30, 2017 will be comparable to our operating results for the three months ended March 31, 2017, we anticipate the book value per share of our common stock and Class A common stock, which is computed in accordance with generally accepted accounting principles ("GAAP"), will be between approximately $24.85 and $24.93 per share as of June 30, 2017.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from our existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. In addition, on June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate. See "—Drawdown of Equity Capital Commitments" and "—Cash Dividends" above. Our estimated range of book value per share does not give effect to the dilutive impact of the stock dividend we declared on July 3, 2017 to holders of record of our common stock and Class A common stock on that date. The stock dividend, which is discussed above under "—Stock Dividend," will result in the issuance of an additional 9,224,268 shares of our common stock and an additional 230,814 shares of our Class A common stock upon the completion of this offering. In addition, our estimated range of book value per share as of June 30, 2017 does not give effect to the dilutive impact of this offering. For information relating to the dilutive impact of the cash dividend, the stock dividend and this offering, please see "Dilution" in this prospectus.

Our estimated range of the book value per share is preliminary and subject to completion of our normal quarterly closing and review procedures for the quarter ended June 30, 2017, which we have commenced. Given the timing of our estimate, however, the actual book value per share of our common stock and Class A common stock as of June 30, 2017 may differ materially, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2017 are finalized. Accordingly, you should not place undue reliance on our estimate. This estimated range has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subjected to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this estimate.

Summary Risk Factors

An investment in our common stock involves risks. You should carefully consider the following risk factors, together with the information set forth under "Risk Factors" and all other information in this prospectus, before making a decision to invest in our common stock.

- We depend on our Manager and the personnel of TPG provided to our Manager for our success. We may not find a suitable replacement for our Manager if our Management Agreement is terminated, or if key personnel cease to be employed by TPG or otherwise become unavailable to us, which would materially and adversely affect us.

- Other than any dedicated or partially dedicated chief financial officer that our Manager may elect to provide to us, the TPG personnel provided to our Manager, as our external manager, are not required to dedicate a specific portion of their time to the management of our business.


RECENT DEVELOPMENTS

The information in this section, and elsewhere in this prospectus, as of June 30, 2017 is preliminary and subject to change.





200F=RzMR6z3cyHH>
PROJECT BARTON (TPG) Donnelley Financial LSWP64RS30 12.2.12 LSW pf_rend 06-Jul-2017 05:48 EST 370571 TX 103 4*
PROSPECTUS NYM 21-Jun-2017 06:25 EST COMP PS PMT 1C

Our Portfolio

Closed Originations

During the three months ended March 31, 2017, we originated five first mortgage loans, including two non-consolidated senior interests, and two mezzanine loans with an aggregate commitment amount of $343.4 million, an aggregate initial funding amount of $194.8 million, an aggregate deferred funding commitment of $57.1 million, a weighted average credit spread of LIBOR plus 5.6%, a weighted average term to extended maturity of 4.9 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 63.6%. These loans were funded with a combination of cash on hand, borrowings of approximately $129.0 million under our secured revolving repurchase facilities and note-on-note financing arrangements and the sale of non-consolidated senior interests of $91.5 million. The following table sets forth information regarding these originations (dollars in thousands):

Loan #	Origination Date	Total Loan	Non-Consolidated Senior Interest[1]	Net Commitment[2]	Initial Principal Funding	Credit Spread[3]	Extended Maturity[4]	City, State	Property Type	Loan Type	LTV[5]
First Mortgage Loans:											
Loan 1	1/19/2017	$ 37,500	$(37,500)	$ —	$ —	L+ 6.0%	4.1 yrs	Savannah, GA	Hotel	Construction	—
Loan 2	2/1/2017	82,250	—	82,250	72,250	L+ 4.7%	5.1 yrs	St. Pete Beach, FL	Hotel	Light Transition	60.7%
Loan 3	2/2/2017	54,000	(54,000)	— [6]	—	L+ 3.0%	4.1 yrs	Orlando, FL	Multifamily	Bridge	61.6%
Loan 4	2/13/2017	90,500	—	90,500	60,500	L+ 4.8%	5.1 yrs	Torrance, CA	Office	Moderate Transition	64.4%
Loan 5	3/21/2017	45,000	—	45,000	45,000	L+ 5.3%	5.1 yrs	Chicago, IL	Hotel	Bridge	60.2%
Subtotal / Wtd. Avg.		309,250	(91,500)	217,750	177,750	L+ 4.8%	5.1 yrs				61.9%
Mezzanine Loans:											
Loan 6	1/19/2017	16,500	—	16,500	—	L+ 14.0%	4.1 yrs	Savannah, GA	Hotel	Construction	—
Loan 7	2/2/2017	17,600	—	17,600	17,004	L+ 13.4%	4.1 yrs	Orlando, FL	Multifamily	Bridge	81.8%
Subtotal / Wtd. Avg.		34,100	—	34,100	17,004	L+ 13.4%	4.1 yrs				81.8%
Total / Wtd. Avg.		$343,350	$(91,500)	$251,850	$194,754	L+ 5.6%	5.0 yrs				63.6%

(1) In certain instances, we originate our mezzanine loans in connection with the contemporaneous issuance of a first mortgage loan to a third-party lender or the non-recourse transfer of a first mortgage loan originated by us. In either case, the senior mortgage loan is not included on our balance sheet, and we refer to such senior loan interest as a "non-consolidated senior interest." When we originate a loan in connection with the contemporaneous issuance or the non-recourse transfer of a non-consolidated senior interest, we retain on our balance sheet a mezzanine loan.

(2) Represents the total loan commitment less the non-consolidated senior interest, if any.

(3) Represents the formula pursuant to which our right to receive a cash coupon on a loan is determined.

(4) Extended maturity assumes all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date.

(5) LTV is calculated as the total outstanding principal balance of a loan or participation interest in a loan plus any financing that is pari passu with or senior to such loan or participation interest at the time of origination or acquisition, divided by the applicable as-is real estate value at the time of origination or acquisition of such loan or participation interest in a loan. The as-is real estate value reflects our Manager's estimates, at the time of origination or acquisition of a loan or participation interest in a loan, of the real estate value underlying such loan or participation interest, determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

(6) $52.4 million of this loan was funded during the three months ended March 31, 2017. The loan was subsequently sold during the quarter to a third party.

During the three months ended June 30, 2017, we originated three first mortgage loans with an aggregate commitment amount of $332.4 million, an aggregate initial funding amount of $283.1 million, an aggregate deferred funding commitment of $49.3 million, a weighted average credit spread of LIBOR plus 3.9%, a weighted average term to extended maturity of 4.3 years (assuming all extension options have been exercised by borrowers), and a weighted average LTV of 66.8%. These loans were funded with a combination of cash on hand and borrowings of approximately $154.5 million under our secured revolving repurchase facilities. With respect to one of these loans (Loan 2 in the table below), we expect to borrow approximately $60.9 million under one of our secured revolving repurchase facilities, although there can be no assurance that this borrowing will occur in the size contemplated, or at all. The following table sets forth information regarding these originations (dollars in thousands):

Loan #	Origination Date	Total Loan	Non-Consolidated Senior Interest[1]	Net Commitment[2]	Initial Principal Funding	Credit Spread[3]	Extended Maturity[4]	City, State	Property Type	Loan Type	LTV[5]
First Mortgage Loans: . . .											
Loan 1	4/28/2017	$188,000	$ —	$188,000	$142,000	L+ 4.1%	4.5 yrs	Nashville, TN	Mixed-Use	Bridge	60.7%
Loan 2	6/13/2017	84,400	—	84,400	81,138	L+ 3.8%	5.0 yrs	Jersey City, NJ	Multifamily	Bridge	81.0%
Loan 3	6/14/2017	60,000	—	60,000	60,000	L+ 3.9%	3.0 yrs	Newark, NJ	Mixed-Use	Bridge	62.2%
Total / Wtd. Avg.		$332,400	$ —	$332,400	$283,138	L+ 3.9%	4.3 yrs				66.8%

(1) In certain instances, we originate our mezzanine loans in connection with the contemporaneous issuance of a first mortgage loan to a third-party lender or the non-recourse transfer of a first mortgage loan originated by us. In either case, the senior mortgage loan is not included on our balance sheet, and we refer to such senior loan interest as a "non-consolidated senior interest." When we originate a loan in connection with the contemporaneous issuance or the non-recourse transfer of a non-consolidated senior interest, we retain on our balance sheet a mezzanine loan.

(2) Represents the total loan commitment less the non-consolidated senior interest, if any.

(3) Represents the formula pursuant to which our right to receive a cash coupon on a loan is determined.

(4) Extended maturity assumes all extension options are exercised by the borrower; provided, however, that our loans may be repaid prior to such date.

(5) LTV is calculated as the total outstanding principal balance of a loan or participation interest in a loan plus any financing that is pari passu with or senior to such loan or participation interest at the time of origination or acquisition, divided by the applicable as-is real estate value at the time of origination or acquisition of such loan or participation interest in a loan. The as-is real estate value reflects our Manager's estimates, at the time of origination or acquisition of a loan or participation interest in a loan, of the real estate value underlying such loan or participation interest, determined in accordance with our Manager's underwriting standards and consistent with third-party appraisals obtained by our Manager.

During the three months ended June 30, 2017, we purchased four CMBS investments with an aggregate face amount of $59.6 million and a weighted average yield to final maturity of 2.1%. Two of the CMBS investments with an aggregate face amount of $19.8 million had a rating of AAA/AAA. The remaining two CMBS investments with an aggregate face amount of $39.8 million are bonds supported by project loans that are backed by the full faith and credit of the U.S. Treasury. These investments were funded with a combination of cash on hand and borrowings of $18.4 million.

Repayments

During the three months ended June 30, 2017, we received principal repayments totaling $762.7 million with respect to ten first mortgage loans that were repaid in full. The weighted average credit spread of these loans, based on unpaid principal balance at the time of repayment in full, was 5.3%. Proceeds from these loan repayments were utilized to retire approximately $359.1 million of borrowings under our CLO and



200F=RzMR7F%LyppC

| PROJECT BARTON (TPG) | Donnelley Financial | VDI-W7-PFL-0681 12.2.12 | LSW holls0cm | 07-Jul-2017 13:37 EST | | 370571 TX 105 | 38* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS PMT | 1C |

approximately $184.3 million of borrowings under our secured revolving repurchase facilities. Amounts so repaid under our secured revolving repurchase facilities create additional borrowing capacity for new loan originations, subject to approval rights reserved to our lenders. The difference between aggregate loan repayments in full and aggregate repayments under our borrowing arrangements of approximately $219.3 million represents cash available to us to fund new loan investments. The following table sets forth information regarding these repayments in full (dollars in thousands):

Loan #	Total Principal Repayments	City, State	Credit Spread[1]	Property Type	Loan Type
First Mortgage Loans:					
Loan 1	$191,952	Los Angeles, CA	L+ 7.0%	Office	Moderate Transition
Loan 2	$150,000	Manhattan, NY	L+ 4.7%	Hotel	Bridge
Loan 3	$ 91,110	New York, NY	L+ 6.0%	Multifamily	Construction
Loan 4	$ 75,000	Manhattan, NY	L+ 4.9%	Multifamily	Bridge
Loan 5	$ 48,188	Los Angeles, CA	L+ 4.5%	Hotel	Bridge
Loan 6	$ 33,918	Phoenix, AZ	L+ 2.0%	Office	Bridge
Loan 7	$ 32,999	Manhattan, NY	L+ 7.0%	Hotel	Moderate Transition
Loan 8	$ 29,309	Lansing, MI	6.2%	Industrial	Bridge
Loan 9	$ 85,000	Issaquah (Seattle), WA	L+3.0%	Office	Bridge
Loan 10	$ 25,185	Manhattan, NY	L+ 6.5%	Condominium	Mixed Use
Total / Wtd. Avg.	$762,661		5.3%		

(1) Represents the formula pursuant to which our right to receive a cash coupon on a loan is determined.

During the three months ended June 30, 2017, we also received partial repayments of $39.7 million in connection with ten loans with a weighted average credit spread of 5.0%.

During the three months ended June 30, 2017, we received principal repayments totaling $28.0 million, consisting of $71,000 in partial repayments and $27.9 million in repayments in full, in connection with four CMBS investments. Proceeds from these repayments were utilized to retire $19.2 million of borrowings under our secured revolving repurchase facilities. The difference between aggregate CMBS repayments and repayments under our secured revolving repurchase facilities of approximately $8.8 million represents cash available to us to fund new investments.

Portfolio Composition

Our loan portfolio was broadly diversified by property type as of March 31, 2017 and May 31, 2017:

As of March 31, 2017			As of May 31, 2017	
Property Type	% of Commitments		Property Type	% of Commitments
Office	26.2%		Office	26.8%
Hotel	25.8%		Condominium	25.8%
Condominium	24.1%		Hotel	19.8%
Multifamily	10.2%		Mixed-Use	10.1%
Retail	6.1%		Multifamily	7.6%
Industrial	3.7%		Retail	6.6%
Mixed-Use	3.6%		Industrial	2.9%
Other	0.3%		Other	0.3%
Total	100.0%[1]		Total	100.0%[1]

(1) Amounts may not sum to 100% due to rounding.

Our Loan Origination Pipeline

From January 1, 2017 through June 30, 2017, our team of experienced investment professionals has:

- evaluated 295 potential commercial real estate loan financings totaling approximately $30.6 billion of loan commitments to determine if they qualified as target assets and satisfied our current investment strategy;



PROJECT BARTON (TPG)   Donnelley Financial   LSWP64RS30 12.2.12   LSW pf_rend   **06-Jul-2017 05:48 EST**   **370571 TX 106**   32*

PROSPECTUS   NYM   **21-Jun-2017 06:25 EST**   **COMP**   PS   PMT   1C

- selected for further evaluation 97 potential transactions comprising approximately $10.4 billion of loan commitments;

- issued financing proposals with respect to 53 loans totaling approximately $5.6 billion of loan commitments;

- signed term sheets with prospective borrowers with respect to 13 loans totaling approximately $1.2 billion of loan commitments; and

- closed eight loans with aggregate loan commitments of $676 million.

As of June 30, 2017, our loan origination pipeline consisted of 41 potential new commercial mortgage loan investments representing anticipated total loan commitments of approximately $3.8 billion. We are in various stages of our evaluation process with respect to these loans. We are reviewing but have not yet issued term sheets with respect to 29 of these potential loans. We have issued term sheets with respect to seven of these potential loans comprising $629.9 million of loan commitments which have not been executed by the potential borrowers. There can be no assurance that we will enter into definitive documentation with respect to any of these loans.

As of June 30, 2017, in connection with five loans representing $494.2 million of anticipated loan commitments, prospective borrowers have executed non-binding term sheets, entered into a period of exclusivity with us with respect to the proposed loans, and paid to us expense deposits to cover the direct costs of our due diligence and underwriting process. These five potential loan investments have the following attributes, in the aggregate: $494.2 million of loan commitments; $424.9 million of estimated initial funding amount; an estimated LTV of 71.0%; and an expected weighted average credit spread of LIBOR plus 4.2%. These loans are secured by the following property types, weighted by anticipated loan commitments: multifamily: 81%; and mixed use: 19%. We are currently completing our underwriting and negotiating definitive loan documents for each of these five potential loan investments. These five potential loans remain subject to satisfactory completion of our underwriting and due diligence, definitive documentation and final approval by our Manager's investment committee. As a result, no assurance can be given that any of these five potential loans will close on the anticipated terms or at all. We intend to fund these five potential loans using capacity under our existing secured revolving repurchase facilities, existing cash and, depending upon the timing of closing, uncalled capital commitments, net proceeds from loan repayments, or net proceeds from this offering.

Debt Financing Arrangements

On June 8, 2017, we closed an amendment to our existing secured revolving repurchase facility with Wells Fargo Bank, National Association, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is May 2021. Additionally, on June 12, 2017, we closed an amendment to our existing secured revolving repurchase facility with Goldman Sachs Bank USA, an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $750 million from $500 million. The current extended maturity of this facility is August 2019.

We are currently negotiating an amendment to our existing secured revolving repurchase facility with Morgan Stanley Bank, N.A., an affiliate of one of the underwriters in this offering, to increase the maximum facility amount to $500 million from $250 million. The initial maturity of this facility is May 2019 and can be extended by us for additional one year periods, subject to approval by the lender. The number of extension options is not limited by the terms of this facility. We have not received a commitment to amend this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement to amend the facility upon the terms contemplated or other terms, or at all.



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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC570634 12.2.12 | LSW foxly0cm | 07-Jul-2017 13:36 EST | 370571 TX 107 | 19* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST COMP | PS PMT 1C |

We have executed a term sheet and are completing documentation with Bank of America, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of up to $500 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all. We have negotiated a term sheet with Citibank, N.A., an affiliate of one of the underwriters in this offering, to provide a secured revolving repurchase facility of $250 million, although we have not received a commitment with respect to this facility and there can be no assurance that we will receive any such commitment or enter into a definitive agreement for the facility upon the terms contemplated or other terms, or at all.

Cash Dividends

On April 25, 2017, we paid a dividend of $21.3 million, or $0.5425 per share, to our Class A common and common stockholders of record as of March 31, 2017 (the declaration date) with respect to the first quarter of 2017.

On June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate, which dividend is payable on July 25, 2017 to holders of record of our common stock and Class A common stock as of June 30, 2017. Accordingly, investors in this offering will not be entitled to receive this dividend.

Drawdown of Equity Capital Commitments

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. As of the date of this prospectus, we have drawn approximately $1.0 billion of capital commitments from our existing stockholders and have approximately $198.9 million of undrawn capital commitments. Our existing stockholders' obligations to purchase additional shares of our stock using the undrawn portion of their capital commitments will terminate upon the completion of this offering.

Other Balance Sheet Information

As of June 30, 2017:

- the approximate aggregate unpaid principal balance of our loan portfolio was $2.2 billion and we had approximately $502.7 million of unfunded loan commitments;

- the approximate weighted average credit spread of our loan portfolio was 5.09%;

- the approximate weighted average LTV of our loan portfolio was 60.2%;

- we had cash and cash equivalents of approximately $201.0 million;

- there have been no loan impairments or loan loss reserves recorded since March 31, 2017, and there have been no material changes in our loan risk ratings since March 31, 2017; and

- the approximate unpaid principal balance of borrowings used to finance our loan portfolio was approximately $1.6 billion, comprised of:

  - CLO borrowings of $167.3 million;

  - borrowings under our secured revolving repurchase facilities of approximately $1.1 billion; and


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| PROJECT BARTON (TPG) | Donnelley Financial | NC8600AC570634 12.2.12 | LSW foxly0cm | 07-Jul-2017 13:36 EST | | 370571 TX 108 | 11* |
| PROSPECTUS | | | NYM | 21-Jun-2017 06:25 EST | COMP | PS   PMT | 1C |

• borrowings under note-on-note financing arrangements of $238.4 million.

Stock Dividend

On July 3, 2017, we declared a stock dividend that will result in the issuance of 9,224,268 shares of our common stock and 230,814 shares of our Class A common stock. The stock dividend will be paid upon the completion of this offering to holders of record of our common stock and Class A common stock as of July 3, 2017. The payment of the stock dividend is contingent on the completion of this offering. Accordingly, investors in this offering will not receive this stock dividend.

Preliminary Estimate of Book Value Per Share

As a result of our operating activities during the three months ended June 30, 2017, including our closed loan originations and repayments described above under "—Our Portfolio—Closed Originations" and "—Repayments," and based on our management's expectation that our operating results for the three months ended June 30, 2017 will be comparable to our operating results for the three months ended March 31, 2017, we anticipate the book value per share of our common stock and Class A common stock, which is computed in accordance with generally accepted accounting principles ("GAAP"), will be between approximately $24.85 and $24.93 per share as of June 30, 2017.

On June 15, 2017, we completed a drawdown of $25 million of equity capital commitments from our existing stockholders, resulting in the issuance of 992,166 shares of common stock and 14,711 shares of Class A common stock to existing stockholders at a price of $24.83 per share, which was the book value per share of our common stock and Class A common stock as of March 31, 2017. In addition, on June 30, 2017, we declared a cash dividend for the second quarter of 2017 in the amount of $0.51 per share of common stock and Class A common stock, or $20.5 million in the aggregate. See "—Drawdown of Equity Capital Commitments" and "—Cash Dividends" above. Our estimated range of book value per share does not give effect to the dilutive impact of the stock dividend we declared on July 3, 2017 to holders of record of our common stock and Class A common stock on that date. The stock dividend, which is discussed above under "—Stock Dividend," will result in the issuance of an additional 9,224,268 shares of our common stock and an additional 230,814 shares of our Class A common stock upon the completion of this offering. In addition, our estimated range of book value per share as of June 30, 2017 does not give effect to the dilutive impact of this offering. For information relating to the dilutive impact of the cash dividend, the stock dividend and this offering, please see "Dilution" in this prospectus.

Our estimated range of the book value per share is preliminary and subject to completion of our normal quarterly closing and review procedures for the quarter ended June 30, 2017, which we have commenced. Given the timing of our estimate, however, the actual book value per share of our common stock and Class A common stock as of June 30, 2017 may differ materially, including as a result of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the quarter ended June 30, 2017 are finalized. Accordingly, you should not place undue reliance on our estimate. This estimated range has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subjected to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this estimate.